SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           ---------------------------

                                  SCHEDULE 13G

                           ---------------------------

                    Under the Securities Exchange Act of 1934



                                   AQUILA INC.

                                (Name of Issuer)


                           Common Stock, $1 par value

                         (Title of Class of Securities)


                                    03840P102

                                 (CUSIP Number)


                                December 31, 2004

             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




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         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03840P102

1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OZ Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        5   SOLE VOTING POWER
SHARES                               18,912,989
BENEFICIALLY
OWNED BY                         6   SHARED VOTING POWER
EACH REPORTING                       0
PERSON WITH
                                 7   SOLE DISPOSITIVE POWER
                                     18,912,989

                                 8   SHARED DISPOSITIVE POWER
                                     0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,912,989

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%

12   TYPE OF REPORTING PERSON

     IA

CUSIP No. 03840P102


1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel S. Och

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        5   SOLE VOTING POWER
SHARES                               18,912,989
BENEFICIALLY
OWNED BY                         6   SHARED VOTING POWER
EACH REPORTING                       0
PERSON WITH
                                 7   SOLE DISPOSITIVE POWER
                                     18,912,989

                                 8   SHARED DISPOSITIVE POWER
                                     0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,912,989

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%

12   TYPE OF REPORTING PERSON

     IN

ITEM 1(a).        NAME OF ISSUER:

                  AQUILA INC. (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  20 West Ninth Street, Kansas City, MO  64015

ITEMS 2(a)-(c).   NAME OF PERSON FILING, ADDRESS OF PRINCIPAL
                  BUSINESS OFFICE AND CITIZENSHIP:

                  This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

                  (i) OZ Management, L.L.C. ("OZ"), a Delaware limited liability company, with respect to shares held by certain investment funds and discretionary accounts managed by OZ (the "Accounts").

                  (ii) Daniel S. Och, a United States citizen, is the Senior Managing Member of OZ, with respect to shares held by the Accounts.

                  The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $1 par value

ITEM 2(e).        CUSIP NUMBER:

                  03840P102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of
                          the Act

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act of 1940

                  (e) [ ] Investment Adviser registered under Section 203 of the
                          Investment Advisers Act of 1940: see Rule 13d-1(b)(1)
                          (ii)(E)

                  (f) [ ] Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with Rule
                          13d-1(b)(ii)(G);

                  (h) [ ] Savings Associations as defined in Section 3(b) of the
                          Federal Deposit Insurance Act;

                  (i) [ ] Church Plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

         OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the shares reported in this Schedule 13G. Mr. Daniel
S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the shares reported in this Schedule 13G.

         Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares.

         A. OZ
              (a) Amount beneficially owned: 18,912,989
              (b) Percent of class: 7.6%
                  (All percentages of shares of Common Stock owned described in this statement are based upon pro forma outstanding amount of 248,889,700 shares of Common Stock, calculated based on the sum of (i) 241,719,269 shares of Common Stock reported to be outstanding as of October 28, 2004, as reflected in the Form 10-Q filed by the Company for the quarter ended September 30, 2004, and (ii) 7,170,431 shares of Common Stock issuable upon conversion of the 892,000 Premium Income Equity Securities or PIES, representing the Company's 6.75% mandatorily convertible senior notes (the "PIES") which were assumed as outstanding for purposes of these calculations, in accordance with Regulation 13D-G.)
              (c) Number of shares as to which such person has:
                      (i)   sole power to vote or to direct the vote:
                            18,912,989
                      (ii)  shared power to vote or to direct the vote: 0
                      (iii) sole power to dispose or to direct the  disposition
                            of: 18,912,989
                      (iv) shared power to dispose or to direct the disposition of: 0

         B. Daniel S. Och
         (a) Amount beneficially owned: 18,912,989
         (b) Percent of class: 7.6%
         (c) Number of shares as to which such person has:
                      (i)   sole power to vote or to direct the vote: 18,912,989
                      (ii)  shared power to vote or to direct the vote: 0
                      (iii) sole power to dispose or to direct the disposition
                            of: 18,912,989
                      (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         See Item 4.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         See Exhibit 2.

ITEM 10. CERTIFICATION.

              Each of the Reporting Persons hereby make the following certification:

              By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 10, 2005



                                        /s/ Daniel S. Och
                                        ----------------------------------------
                                        OZ MANAGEMENT, L.L.C.
                                        By Daniel S. Och
                                        Senior Managing Member




                                        /s/ Daniel S. Och
                                        ----------------------------------------
                                        Daniel S. Och